Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months Ended	Year Ended December 31,
	September 30, 2014	2013	2012	2011

Net income (loss)	$(19,295)	$(261)	$8,362	$6,717
Fixed charges:
Estimate of interest within rent expense	386	666	675	727
Earnings	$(18,909)	$405	$9,037	$7,444
Fixed charges	$386	$666	$675	$727
Ratio of earnings to fixed charges	*	0.6	13.4	10.2

* Earnings for the nine months ended September 30, 2014 were insufficent to cover fixed charges by $19,295.